January 29, 2016

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Office of International Corporate Finance

Tonya K. Aldave, Esq.

Re:	Republic of Turkey Registration Statement No. 333-208553

Ladies and Gentlemen:

The Republic of Turkey (the “Republic”), hereby requests that the effectiveness of the Republic’s Registration Statement No. 333-208553 be accelerated to 9:00 a.m., Tuesday, February 2, 2016 or as soon thereafter as possible.

The Republic hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Republic from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Republic may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please e-mail the undersigned at dei_usp@hazine.gov.tr, should you require any additional information or have any questions.

Thank you.

Sincerely,

/s/ Zeynep BOĞA
Zeynep BOĞA Head of Department Undersecretariat of the Treasury, Prime Ministry